Exhibit 17.3

Date:	October 18, 2017

To:	Michael DeLaGarza

From:	Mike Salas

Subject:	Letter of Resignation

Michael,

I regret to inform you that I will be resigning my position as VP of Marketing and Sales effective October 27, 2017. I have enjoyed my time here at CipherLoc and I wish you and the company nothing but the best.

Sincerely,

/s/ Mike Salas
Mike Salas